                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )(1)


                         FIRST BANCORP OF INDIANA, INC.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                  31867T-10-3
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                                 (CUSIP Number)


                               William A. Donius
                            Pulaski Financial Corp.
                             12300 Olive Boulevard
                              St. Louis, MO 63141
                                 (314)878-2210
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                January 22, 2001
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /X/.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 31867T-10-3             13D                        PAGE  2 OF 11 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Pulaski Financial Corp.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

    Not Applicable
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware corporation
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    98,100
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    98,100
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     140,700
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

     Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.58%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     BK
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

CUSIP NO. 31867T-10-3             13D                        PAGE  3 OF 11 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    The Roosevelt Group, L.L.C.
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
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3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

    Not Applicable
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Missouri limited liability company
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                7   SOLE VOTING POWER
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                20,100 - with Reporting Person Bradshaw
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                20,100 - with Reporting Person Bradshaw
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     140,700
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

     Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.58%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

CUSIP NO. 31867T-10-3             13D                        PAGE  4 OF 11 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Bradshaw Capital Management, L.L.C.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

    Not Applicable
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States citizen
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                7   SOLE VOTING POWER
  NUMBER OF
                    22,500
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    20,100 - with Reporting Person Roosevelt
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    22,500
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    20,100 - with Reporting Person Roosevelt
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     140,700
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

     Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.58%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

                                   13D                        PAGE 5 OF 11 PAGES
CUSIP NO. 31867T-10-3


ITEM 1.              SECURITY AND ISSUER

         a)       Common Stock of First Bancorp of Indiana, Inc.

         b)       The address of the Issuer's principal executive offices is:

                  c/o First Federal Savings Bank, 2200 West Franklin Street, Evansville, IN 47719

ITEM 2.              IDENTITY AND BACKGROUND

         REGARDING REPORTING PULASKI FINANCIAL CORP.

         a)       Pulaski Financial Corp. ("Pulaski")

         b)       12300 Olive Blvd., St. Louis, MO 63141

         c)       Organized under the laws of the State of Delaware

         d) Pulaski is a holding company for Pulaski Bank, a community oriented financial institution offering traditional financial services to the St. Louis area.

         e) During the last five years, Pulaski has not been convicted in any criminal proceeding.

         f) During the last five years, Pulaski has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         REGARDING REPORTING PERSON THE ROOSEVELT GROUP, L.L.C.

         a)       The Roosevelt Group, L.L.C. ("Roosevelt")

         b)       400 North Fifth Street, Suite 200
                  St. Charles, Missouri  63301

         c)       Organized under the laws of the State of Missouri

         d) Roosevelt's principal business is investment in securities of financial institutions

         e) During the last five years, Roosevelt has not been convicted in any criminal proceeding.




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                                   13D                        PAGE 6 OF 11 PAGES
CUSIP NO. 31867T-10-3


         f) During the last five years, Roosevelt has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         REGARDING REPORTING PERSON BRADSHAW CAPITAL MANAGEMENT, L.L.C.

         a)       Bradshaw Capital Management, L.L.C. ("Bradshaw")

         b)       P.O. Box 1972
                  Village of Pinehurst, North Carolina 28370

         c)       Organized under the laws of the State of North Carolina.

         d) Bradshaw's principal business is financial planning and investment management services.

         e) During the last five years, Bradshaw has not been convicted in any criminal proceeding.

         f) During the last five years, Bradshaw has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.              SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

The subject securities were acquired at a cost of $1,540,460.50 using Pulaski's working capital and funds paid to Roosevelt and Bradshaw as capital contributions by their Members. The source of funds to be used to consummate the proposed transaction discussed in Item 4 below has not been determined at this time.

ITEM 4.              PURPOSE OF TRANSACTION:

Until the date hereof, the Reporting Persons, together with Ronald W. Kirby and Theresa C. Kirby, Trustees of the Kirby Family Trust (the "Kirbys") have reported their beneficial ownership of the Issuer's common stock on Schedule 13G pursuant to Rule 13d-1(c). In accordance with Rule 13d-1(e), the Reporting Persons are now filing this Schedule 13D not because of an additional acquisition of common stock of the Issuer but because Pulaski sent to the Issuer a letter dated January 23, 2001, in which Pulaski proposed a merger between the Issuer and Pulaski at a price of $16.125 per share of the Issuer's common stock (the "Proposal Letter").



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                                   13D                        PAGE 7 OF 11 PAGES
CUSIP NO. 31867T-10-3

The Kirbys are not included in this filing as Reporting Persons for the reason that they have never acted as part of a group with the Reporting Persons. The previous Schedule 13G filing made with respect to the Issuer was made for the purpose of disclaiming existence of a group and for informational purposes.

The Reporting Persons acquired the subject securities for investment purposes at various times between September 15, 1999 and December 1, 2000. The Reporting Persons believed at the time the subject securities were acquired that significant price appreciation could be achieved if only the Issuer would pursue a capital management strategy similar to that executed by Pulaski Financial Corp. since Pulaski's conversion to a fully publicly held company during December of 1998.

The Reporting Persons became concerned over the Issuer's failure to manage its excess capital position in a manner designed to benefit shareholders. Accordingly, the Reporting Persons met with the Issuer on December 12, 2000 to explain the capital management tools implemented by Pulaski and other successful institutions. During that meeting and during subsequent conversations, the Issuer demonstrated a reticence to actively manage its excess capital in favor of pursuing growth strategies that could involve acquiring out-of-market banks and heavily investing in indirect automobile loans from a five-state region via an automated underwriting system. The Issuer's reticence caused even greater concern by the Reporting Persons regarding their investment in the subject securities.

Coincident to these conversations, Pulaski was enjoying considerable success in building its direct in-market retail loan origination facility in St. Louis. Their loan originations were growing faster than core deposits. In analyzing funding alternatives--and due to concerns over the Issuers reticence to actively manage their excess capital--Pulaski considered acquiring the Issuer.

The Reporting Persons believe that the Issuer and Pulaski utilize the same data processing system. The Reporting Persons also believe the Issuer's market is ideally located less than three hours from St. Louis and is conveniently accessed via Interstate 64. The Issuer is suffering from excess capital and liquidity and Pulaski can use the excess liquidity to grow its retail lending operation. The Reporting Persons believe that meaningful synergies can be achieved via consolidation of the data processing, legal, audit, administrative and public reporting functions.

Accordingly, on January 23, 2001, Pulaski followed up on its recent conversations with the Issuer with a letter authorized by Pulaski's Board of Directors. The Proposal Letter expressed a desire to pursue a merger with the Issuer wherein Pulaski would pay Issuer's shareholders $16.125 per share in a mutually agreeable blend of cash and stock. Acknowledging the general regulatory practice of prohibiting savings banks from consummating a change of control prior to the third anniversary of conversion to a publicly held company, Pulaski asked the Issuer to join them in requesting a six- month dispensation with regard to this regulatory practice. Pulaski's Management believes there is reasonable precedent for the granting of such a dispensation.


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                                   13D                        PAGE 8 OF 11 PAGES
CUSIP NO. 31867T-10-3

The consummation of the transaction discussed in the Proposal Letter is contingent upon the execution of a definitive merger agreement, confirmatory due diligence and the approval of the Issuer's Board of Directors and stockholders. A copy of the Proposal Letter is attached as Exhibit 99.2 to this Schedule 13D. Depending on the satisfaction of these conditions and other factors, Pulaski may withdraw or modify its proposal set forth in the Proposal Letter or make a new proposal and the Reporting Persons may purchase additional shares of common stock or dispose of some or all of the shares of common stock that they now hold.

Following any consummation of the transaction discussed in the Proposal Letter, there may be (i) a change in the present Board of Directors or management of the Issuer; (ii) a material change in the capitalization or dividend policy of the Issuer; (iii) a material change in the Issuer's business or corporate structure; and (iv) a change in the Issuer's charter, bylaws, and other instruments corresponding thereto. Any consummation of the transaction discussed in the Proposal Letter would also cause (i) a class of securities of the Issuer to be delisted from a national securities exchange or to cease be authorized to be quoted on a inter-dealer quotation system of a registered national securities association and (ii) a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12g-4 of the Exchange Act. Paragraphs (c) and (j) of Item 4 are inapplicable to the transaction discussed in the Proposal Letter.

ITEM 5.              INTEREST IN SECURITIES OF THE ISSUER:

         AS TO REPORTING PERSON PULASKI FINANCIAL CORP.

         a)       Amount beneficially owned: 98,100

         b)       Percent of class: 4.59%

         c)       Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote:  98,100

                  (ii)     Shared power to vote or to direct the vote:  -0-

                  (iii)    Sole Power to dispose or direct the disposition of:
                           98,100

                  (iv)     Shared power to dispose or to direct the disposition:
                           -0-

         d) Transactions in the subject securities within the past 60 days: Purchase of 10,000 shares on December 1, 2000 at $11.5.

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                                   13D                        PAGE 9 OF 11 PAGES
CUSIP NO.   31867T-10-3


         AS TO REPORTING PERSON ROOSEVELT

         a)       Amount beneficially owned: 20,100

         b)       Percent of class: .94%

         c)       Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote:  -0-

                  (ii) Shared power to vote or to direct the vote: 20,100 - with Reporting Person Bradshaw

                  (iii)    Sole Power to dispose or direct the disposition of:
                           -0-

                  (iv)     Shared power to dispose or to direct the disposition:
                           20,100 - with Reporting Person Bradshaw

         d) Transactions in the subject securities within the past 60 days: None

         AS TO REPORTING PERSON BRADSHAW

         a)       Amount beneficially owned: 42,600

         b)       Percent of class: 1.05%

         c)       Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote: 22,500

                  (ii) Shared power to vote or to direct the vote: 20,100 - with Reporting Person Roosevelt

                  (iii)    Sole Power to dispose or direct the disposition of:
                           22,500

                  (iv)     Shared power to dispose or to direct the disposition:
                           20,100 - with Reporting Person Roosevelt

         d) Transactions in the subject securities within the past 60 days: None






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                                   13D                       PAGE 10 OF 11 PAGES
CUSIP NO. 31867T-10-3

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The Reporting Persons have an informal understanding that they will vote their shares in concert on matters relating to the control or management of the Issuer. As investment manager for Roosevelt, Bradshaw has shared power to dispose of and vote Roosevelt's shares in the Issuer.

ITEM 7.              MATERIAL TO BE FILED AS EXHIBITS.

                  EXHIBIT 99.1. Agreement between Pulaski Financial Corp., The Roosevelt Group, L.L.C. and Bradshaw Capital Management, L.L.C. regarding joint filling of Schedule 13D.

                  EXHIBIT 99.2. Letter from Pulaski Financial Corp. to the Issuer regarding proposed transaction.




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                                    13D                      PAGE 11 OF 11 PAGES
CUSIP NO. 31867T-10-3

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                                 Date: January 26, 2001

                                                 PULASKI FINANCIAL CORP.

                                            By:  /s/ William A. Donius
                                                 -------------------------------
                                                 Signature

                                                 William A. Donius, President
                                                 -------------------------------
                                                 Name/Title


                                                 Date: January 26, 2001

                                                 THE ROOSEVELT GROUP, L.L.C.

                                            By:  /s/ Stanley J. Bradshaw
                                                 -------------------------------
                                                 Signature

                                                 Stanley J. Bradshaw, Chairman
                                                 -------------------------------
                                                 Name/Title


                                                 Date: January 26, 2001

                                                 BRADSHAW CAPITAL MANAGEMENT,
                                                 L.L.C.

                                            By:  /s/ Stanley J. Bradshaw
                                                 -------------------------------
                                                 Signature

                                                 Stanley J. Bradshaw, President
                                                 -------------------------------
                                                 Name/Title